Recro Pharma, Inc.

490 Lapp Road

Malvern, Pennsylvania 19355

March 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recro Pharma, Inc.

Registration Statement on Form S-3

Filed February 19, 2019 (File No. 333-229734)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Recro Pharma, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-229734) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on March 21, 2019, or as soon as thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to Rachael M. Bushey of Pepper Hamilton LLP at (215) 981-4331.

Very truly yours,

RECRO PHARMA, INC.

By:	/s/ Gerri A. Henwood
Name: Gerri A. Henwood
Title: Chief Executive Officer